UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSON
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 15) (1)*




                            Reebok International Ltd.

                                (Name of Issuer)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                    758110100

                                 (CUSIP Number)



             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[   ]    Rule 13d-1(c)
[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                  13G


------------- ------------------------------------------------------------------
     1.       NAME OF REPORTING PERSON

                        Paul B. Fireman

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)        [   ]

              (b)        [X]

              Mr. Fireman is the husband of Phyllis Fireman, who owns 3,862,931 shares and who files separately.
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     3.       SEC USE ONLY


------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                           USA
------------- ------------------------------------------------------------------
------------------------- ------------- ----------------------------------------
                     5.           SOLE VOTING POWER
       NUMBER OF
        SHARES                    4,654,110 (611,150 shares of which are subject
      BENEFICALLY                 to stock options exercisable within 60 days of
       OWNED BY                   December 31, 2001)
         EACH
       REPORTING
        PERSON
         WITH


------------------------- ------------- ----------------------------------------
------------------------- ------------- ----------------------------------------
                    6.            SHARED VOTING POWER

                                  1,365,000 (Represents shares held in a
                                  charitable trust of which Mr. and Mrs.
                                  Fireman are joint trustees)
------------------------- ------------- ----------------------------------------
------------------------- ------------- ----------------------------------------
                    7.            SOLE DISPOSITIVE POWER

                                  5,749,306 (611,150 shares of which are subject to stock options exercisable within 60 days of December 31, 2001)
------------------------- ------------- ----------------------------------------
------------------------- ------------- ----------------------------------------
                    8.            SHARED DISPOSITIVE POWER

                                  2,549,071 (Includes 1,365,000 shares held in
                                  a charitable trust of which Mr. and Mrs.
                                  Fireman are joint trustees)
------------------------- ------------- ----------------------------------------
------------- ------------------------------------------------------------------
9.            AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

              8,298,377 (Includes 611,150 shares subject to stock options exercisable within 60 days of December 31, 2001 and 1,365,000 shares held in a charitable trust of which Mr. and Mrs.
              Fireman are joint trustees.)
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES
              [X]

              The aggregate amount excludes 3,862,931 shares owned by Mrs. Fireman, who files separately.
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      14%
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
12.           TYPE OF REPORTING PERSON

                                       IN
------------- ------------------------------------------------------------------

                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).        Name of Issuer:

                  Reebok International Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1895 J.W. Foster Boulevard
                  Canton, MA  02021

Item 2(a).        Name of Person Filing:

                  Paul B. Fireman

Item 2(b).        Address or Principal Business Office or, if None, Residence:

                  1895 J.W. Foster Boulevard
                  Canton, MA  02021

Item 2(c).        Citizenship:

                  USA

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  758110100

Item 3.

                  Not applicable.

Item 4.           Ownership

(a)               Amount Beneficially Owned:

                  8,298,377

(b)               Percent of Class:

                  14.1%

(c)               Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                  4,654,110 (611,150 shares of which are subject to stock options exercisable within 60 days of December 31, 2000)



(ii)              shared power to vote or to direct the vote:

                  1,365,000

(iii)             sole power to dispose or to direct the disposition of:

                  5,749,306 (611,150 shares of which are subject to stock options exercisable within 60 days of December 31, 2000)

(iv)              shared power to dispose or to direct the disposition of:

                  2,549,071

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of the Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification

                  Not applicable.

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 By:      /s/ Paul B. Fireman
                                               Signature

                                 President and CEO, Reebok International Ltd.
                                               Name/Title

                                            February 14, 2002
                                                 Dated